

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Joint Canadian Natural Resources Limited and Rio Alto Exploration
Press Release dated May 13, 2002 - Proposed Merger

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada — T2P 4J8
(Address of principal executive offices) — (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: May 16, 2002

By: ______________________
B. E. McGRATH
Assistant Corporate Secretary




RAX

CANADIAN NATURAL RESOURCES AND RIO ALTO EXPLORATION ANNOUNCE PROPOSED MERGER AND SPIN-OUT OF RIO ALTO'S INTERNATIONAL OPERATIONS

CALGARY, ALBERTA – May 13, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") and Rio Alto Exploration Ltd. ("Rio Alto") jointly announced today that the Board of Directors of Rio Alto have entered into a merger agreement with Canadian Natural, whereby Canadian Natural will acquire all of the issued and outstanding shares of Rio Alto following a distribution to Rio Alto's shareholders of all of Rio Alto's international operations pursuant to a Plan of Arrangement to be approved by the Rio Alto shareholders. In commenting on the proposed merger, Rio Alto President and Chief Executive Officer Richard Cones stated "This merger represents a great opportunity for the shareholders of both organizations. The combination of Canadian Natural's strong balance sheet and larger, more balanced asset base with Rio Alto's significant development potential in Northwest Alberta will allow Rio Alto shareholders to realize the development of these properties irrespective of the commodity price cycle. In addition, it will allow Rio Alto shareholders to participate in Canadian Natural's significant near, mid and long term growth potential." Allan Markin, Chairman of Canadian Natural, commented "Rio Alto has done an excellent job of accumulating a large undeveloped land base and infrastructure in Northwest Alberta. This asset represents a large, high-quality operated core area upon which they have an extensive geophysical database. As part of a larger, more balanced company, the significant development potential of this new core area can be more efficiently optimized by Canadian Natural."

Under the Plan of Arrangement, shareholders of Rio Alto will receive for each share of Rio Alto held, at the election of the holder, $18.10 in cash, subject to an aggregate maximum of $850 million cash, or 0.3468 of a common share of Canadian Natural, subject to an aggregate maximum of 12.270 million common shares of Canadian Natural. Based on 78.625 million fully-diluted common shares of Rio Alto and Rio Alto's net total debt of $972 million, the transaction is valued at approximately $2.4 billion. In addition, under the Plan of Arrangement, shareholders of Rio Alto will receive for each share of Rio Alto held one share in a new public company ("Rio Alto International") to be formed under the Plan of Arrangement. Rio Alto International will own all of Rio Alto's assets located outside of Canada. Under the Plan of Arrangement the shares of Rio Alto International will have a value of $1.90 per share, which approximates the book value of the Rio Alto International assets and will correspond to the value of shares of Rio Alto International that Canadian Natural will subscribe for concurrently with the closing of the Plan of Arrangement.

Rio Alto International will hold all of Rio Alto's South American operations, which include assets in the Oriente Basin of Ecuador which currently produce approximately 7,500 barrels of oil per day and additional assets in the San Jorge Basin of Argentina which currently produce approximately 1,800 barrels of oil per day. Rio Alto International will be capitalized with the issuance of approximately 78.625 million shares to be distributed under the Plan of Arrangement to Rio Alto shareholders and a further 8.3 million shares to be issued to Canadian Natural at $1.90 per Rio Alto International share for a total cash consideration of $15.8 million. The Board of Directors of Rio Alto International will consist of the five directors that presently constitute the Rio Alto Board and Richard Cones and Bob Shaunessy will each be a Managing Director of Rio Alto International. Upon completion of the Plan of Arrangement, Rio Alto International will have no long-term debt and will have working capital in excess of $20 million which will include $15.8 million received from the issue of Rio Alto International shares to Canadian Natural. This working capital and the continuing cash flow from operations will provide Rio Alto International with sufficient financial resources to continue to aggressively exploit its assets, particularly those in Ecuador.

The common shares to be issued by Canadian Natural under the Plan of Arrangement will represent approximately 10% of the total shares of Canadian Natural presently outstanding. The cash component of the Plan of Arrangement will be financed by existing Canadian Natural bank facilities and by drawing down on a new $500 million committed bank term facility provided by Scotia Capital. With Canadian Natural's existing strong cash flow base and additional cash flow from Rio Alto's assets, Canadian Natural's level of debt to cash flow will temporarily increase to approximately 2.0 times cash flow, but is forecast to reduce to 1.3 times cash flow by year end 2002. Similarly, debt to equity will increase from 41% at the end of the first quarter of 2002 to approximately 47% on closing of the Plan of Arrangement, but will be reduced to 41% by year end 2002.

The merger agreement provides that Rio Alto, in certain circumstances, will pay Canadian Natural's costs associated with the Plan of Arrangement plus a non-completion fee in the amount of $0.50 per Rio Alto common share (fully diluted). In addition, Rio Alto has agreed to not solicit any further offers, and to grant to Canadian Natural certain preemptive rights if any other offers are received by Rio Alto.

The Plan of Arrangement associated with the transaction is expected to be mailed to Rio Alto shareholders shortly. The offer will be subject to various conditions, including approval by a minimum of 66 2/3 per cent of the Rio Alto common shares voting on the Plan of Arrangement. Rio Alto has retained RBC Capital Markets to provide Rio Alto with a fairness opinion on the Plan of Arrangement. In addition, the terms of the Plan of Arrangement were negotiated and agreed to on behalf of Rio Alto by an independent committee of its Board of Directors, comprised of Rio Alto directors Mr. John Brussa Mr. Lloyd Swift and Mr. Robert Shaunessy.

This transaction solidifies Canadian Natural's position as the second largest natural gas producer in Canada and moves Canadian Natural up to the fourth largest (previously sixth largest) independent producer of natural gas in North America, with production, after completion of the Plan of Arrangement, estimated to be 1.5 billion cubic feet per day. The transaction will increase Canadian Natural's natural gas exposure to 55% of its total production base on a barrel of oil equivalent basis while at the same time providing natural gas development opportunities in a new core region for Canadian Natural in Northwest Alberta. Additional value will be created under the Plan of Arrangement by integrating Rio Alto's highly skilled technical staff into Canadian Natural's operations, as both companies have similar business cultures.

As a result of the merger, it is estimated that Canadian Natural's 2002 cash flow per share will be 10% higher than previously estimated, while net earnings per share will approximate the net earnings per share previously estimated.

The following table sets forth the daily production, reserves and undeveloped land of Canadian Natural pro-forma the merger:

	Canadian Natural	Rio Alto	Pro Forma Canadian Natural
Daily Production			
Natural Gas (mmcf/d)	1,075-1,125	425-435	1,500-1,560
Crude oil and NGLS (mbbl/d)	200-210	11-12	211-222
Barrels of oil equivalent (mboe/d)	380-398	82-85	462-483
Proved Reserves (1)			
Natural Gas (bcf)	2,729	875	3,604
Crude oil and NGLS (mmbbl)	790	24	814
Barrels of oil equivalent (mmboe)	1,245	170	1,415
Probable Reserves (1)			
Natural Gas (bcf)	400	358	758
Crude oil and NGLS (mmbbl)	169	13	182
Barrels of oil equivalent (mmboe)	236	73	309
Core areas undeveloped land (net acres)	7,684	2,999	10,683

(1) Before royalties and as at December 31, 2001.

As a result of the merger, Canadian Natural expects to produce in the range of 1,500 to 1,560 million cubic feet per day of natural gas during the second half of 2002. This represents approximately 12 thousand cubic feet per day of production for each common share of Canadian Natural. Production will be concentrated in four core areas in western Canada. The South Alberta area produces 157 million cubic feet per day from low-risk shallow producing wells. The North Alberta region is a composite of the Canadian Natural lands which produced about 365 million cubic feet per day from low-risk multi-zone structures and a similar core area from Rio Alto that produces about 150 million cubic feet per day. Rio Alto's Northwest Alberta area includes 284 million cubic feet per day of production from reservoirs with multiple productive zones. Finally, Canadian Natural's Northeast British Columbia/Northwest Alberta region produces about 535 million cubic feet per day and is characterized by medium risk, high productivity wells and high-risk high-impact deep exploration. This region also contains Canadian Natural's centerpiece Ladyfern asset. Two additional Ladyfern look-a-like structures are currently being drilled and one additional structure will be drilled during the third quarter. Based on the encouraging results of the first quarter 2002 drilling program, a further five exploration wells are planned for 2003 winter drilling.

Canadian Natural has retained CIBC World Markets to act as financial advisor and solicitation agent on the implementation of the Plan of Arrangement. In addition, FirstEnergy Capital Corp., Peters & Co. Limited and UBS Bunting Warburg Inc. have been retained by Canadian Natural as strategic advisors on the implementation of the Plan of Arrangement.

A joint conference call with management of Canadian Natural and Rio Alto will be held at 6:30 a.m. Mountain Daylight Time, 8:30 a.m. Eastern Daylight Time, on Monday, May 13, 2002. The North American conference call number is 1-888-675-7686 and the outside North American conference call number is 1-952-556-2852. Please call in about 10 minutes before the starting time in order to be patched into the call. Should you experience difficulty in connecting to the call, those in North America please call 1-800-374-6543 and for those outside North America call 1-303-267-1295.

Media are invited to participate in listen-only mode.

Replay: A taped rebroadcast will be available until May 20, 2002, inclusive. To access postview in North America, dial 1-800-615-3210 and enter the passcode 1851310. Those outside North America dial 1-703-326-3020 and enter the passcode number 1851310.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855, 2nd Street S.W., Calgary
Alberta, T2P 4J8
Telephone: (403) 517-6700
Facsimile: (403) 517-7350
Email: investor.relations@cnrl.com
Website: www.cnrl.com

Trading Symbols
Toronto Stock Exchange - **CNQ**
New York Stock Exchange - **CED**

ALLAN P. MARKIN
Chairman

JOHN G. LANGILLE
President

STEVE W. LAUT
Executive Vice-President, Operations

RIO ALTO EXPLORATION LTD.
2500, 205 - 5th Avenue S.W., Calgary
Alberta, T2P 2V7
Telephone: (403) 264-8780
Facsimile: (403) 261-7626
Email: info@rioalto.com
Website: www.rioalto.com

Trading Symbols
Toronto Stock Exchange - **RAX**

ROBERT M. SHAUNESSY
Chairman

RICHARD T. CONES
President and Chief Executive Officer